

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 9, 2011

Kevin Claudio
Chief Financial Officer
Helix Wind, Corp.
13125 Danielson Street, Suite 101
Poway, CA 92064

> **Re: Helix Wind, Corp.**
> **Schedule 14C Preliminary Information Statement**
> **Filed May 24, 2011**
> **File No. 000-52107**

Dear Mr. Claudio:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

1.   Please note that the outstanding comments on your Form 10-K for the fiscal year ended December 31, 2010 should be resolved before we will be in a position to clear comments on your preliminary information statement.

2.   To the extent practicable at this time, please revise to fill in the blanks in your document. For example, please revise to clarify the record date, the date of board of director approval, the date of written consent of your stockholders, and the date by which you measured beneficial ownership and the number of shares and voting rights outstanding.

3.   We note your proposal to increase the number of authorized shares of common stock. In accordance with Item 1 of Schedule 14C, please revise to include the information required by Note A to Schedule 14A and Item 11 of Schedule 14A. For example, please clarify the reasons for the proposed authorization of securities; the general effect upon the rights of existing security holders; whether you have any plans, proposals, or

arrangements to issue any of the additional shares; the number of such shares you are obligated to issue; and the number of shares available after issuance of these securities.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Aslynn Hogue, staff attorney, at (202) 551-3841 or Tim Buchmiller, reviewing attorney, at (202) 551-3635 with any other questions.

Sincerely,

Amanda Ravitz
Assistant Director

cc: William Aul, Esq.
        (via facsimile)